April 30, 2010

Dear Shareholders,

I believe that 2010 will be transformational for our company. Over the past 18 months of global financial uncertainty Almaden has remained committed to steadily building value for shareholders through ongoing exploration as well as asset growth. During this same period, our firm has proven to be not just resilient but has shown our ability to create new value and meet milestones. In the past year our share price has recovered from its low in the spring of 2009 but we expect the efforts of management in the past year could result in significant appreciation in shareholder value this year.

In 2009 both independent and joint venture exploration was conducted on early stage projects such as Tuligtic where a joint venture diamond drilling campaign, operated by Almaden and funded by a third party, intersected significant copper values in a new porphyry system previously untested by drilling. In 2009 Almaden completed surface work programs on its Realito, Caldera and Gallo/Yago gold projects in Mexico, Merit and Elk gold projects in Canada and the Willow gold project in Nevada. The company has assembled these land positions and projects through its grass roots exploration efforts. While the properties are largely at early stages of development they represent exciting opportunities for the discovery of significant gold and copper deposits. Currently four projects (Caballo Blanco, Tropico, Nicoamen River and Matehuapil), are optioned to separate third parties who each have the right to acquire an interest in the respective project from Almaden through making certain payments and exploration expenditures. Four projects are held in joint ventures. Almaden also holds a 2% NSR interest in 11 projects. But the most important developments in 2009 were made with the two most advanced properties in our portfolio, Elk and Caballo Blanco.

In 2009 the company released an updated resource estimate for its wholly owned Elk gold deposit in BC, the result of a revised geologic model of the deposit which identified 250,000 ounces gold at an average grade of 8.4 g/t in the Measured and Indicated category and 270,000 ounces in the inferred category at an average grade of 11.0 g/t gold. The Measured, Indicated and Inferred mineral resource estimates include resources for both underground and open pit extraction methods for which cut-off grades of 5 g/t and 1 g/t were used respectively. The completion of this new resource was an important milestone which highlights the high-grade nature of this emerging gold deposit. Plans this year for the Elk project include further infill and step-out drilling within the resource area, a preliminary economic evaluation on the deposit, and exploration of several areas identified on the property where trenching, soil sampling and drilling have identified significant gold potential. Management aims to significantly add to the resource base with this year’s work program which will also include preliminary environmental, engineering and metallurgical studies and a review of potential development scenarios. Almaden has built Elk into a gold project with excellent economic potential and in 2010 our program will be focussed on expanding  the size and continuity of the deposit.

Little work was conducted in 2009 by a past joint venture partner on our wholly owned core asset, the Caballo Blanco project in Mexico, Nevertheless as we announced on February 22, 2010, the ownership of the option to acquire a 70% interest in Caballo Blanco from Almaden has changed (now Goldgroup Resources Inc.) and we now expect significant progress in 2010 on this emerging gold project. In addition the El Cobre zone, the copper-gold porphyry portion of the Caballo Blanco, is now held in a 60/40 joint venture by Almaden and Goldgroup respectively. We believe this copper-gold porphyry system has the potential to be a "company maker" project. Almaden is the operator El Cobre and is currently planning a geophysical and diamond drilling program for 2010. Past diamond drilling returned significant copper and gold values in a porphyry setting over a four kilometre strike length which remains open. Past drill results include 300.2 meters of 0.36 g/t gold and 0.27 % copper (hole DDH04-01), 107 meters of 0.25 g/t gold and 0.18% copper (hole CB-1), 13.7 meters of 1.85 g/t gold and 0.1% copper (hole CB-5), 56 meters of 0.84 g/t gold and 0.34% copper (hole CBCN-28) and 41.2 meters of 0.42 g/t gold and 0.27% copper (CBCN-19). For further details please review our news release of February 22, 2010. On the Caballo Blanco property Goldgroup has recently announced its intention to combine with publicly listed Sierra Minerals Inc. (TSX:SIM; “Sierra”), to raise $30 Million and a new 43-101 resource for the Cerro La Paila zone of the Caballo Blanco property including 167,987 Indicated ounces of gold and 517,000 Inferred ounces of gold (see Sierra news release of January 29, 2010). Goldgroup also announced its exploration and development plans for the Caballo Blanco property which include “expanding and upgrading the resource” and advancing the project “…towards a future annual production target of 100,000 ounces of gold…” (see Sierra news release of January 29, 2010). Goldgroup which has the right to earn 70% of the Caballo Blanco project from Almaden, will remain responsible for all cost until a bankable feasibility study is presented to Almaden. Almaden shall be entitled to participate in any production financing arranged by Goldgroup on the same terms arranged by Goldgroup.

Also in 2009 Tarsis Resources Ltd. in which Almaden holds a roughly 27.6% interest, received significant gold and copper assay results from its 2009 field program at its 100% owned Prospector Mountain property (subject to a 2% NSR held by Almaden). We believe our ownership of Tarsis with its important Yukon and Mexican assets should deliver significant value for the company over the next 12 to 24 months.

Almaden has amassed a portfolio of robust gold and gold-copper projects that I believe to be one of the sector's most compelling. Over the last decade, gold has been a top performing asset. The political and related economic difficulties we face in the world is unlikely to improve. Gold has the strong fundamentals to continue to be a means of preserving wealth in these uncertain times over the short- and long-term. Investors will turn to companies such as Almaden with strong working capital positions, excellent project portfolios and experienced professional management teams. The properties in Almaden’s portfolio were identified by the regional exploration efforts of the Company which has developed proprietary techniques and databases through years of effort, particularly in Mexico. The expert geological management of the firm operates an ongoing regional program in Mexico and Nevada and the Company anticipates acquiring several new projects in 2010 identified as a result of these efforts. The Company also has a healthy treasury to fund the advancement of our portfolio with no debt and as of January 10, 2010 had $C13.0 Million in cash, $C2.5 Million in equity holdings and 1,590 ounces of refined gold.

In 2010 Almaden will continue its business model of developing properties and mitigating risk by seeking option agreements with others who can acquire an interest in them through making exploration expenditures. Through this means the company has been able to expose its shareholders to discovery and capital gain through carried interests on numerous projects without the capital that would be required if the company were to have developed these projects without a partner. The company intends to expand this business model, described by some as prospect generation, by more aggressively exploring several of its projects in addition to Elk and Caballo Blanco including the San Carlos copper-gold porphyry and the Caldera epithermal/porphyry gold projects in Mexico, and the Willow and Paradise Valley epithermal/porphyry projects in Nevada. Almaden owns its own diamond drilling equipment and full capacity drilling operation in Mexico which the company has in the past contracted to third parties. This year Almaden intends to drill several of its own projects in order to further develop them towards future joint venture and sale in accordance with the Company’s business model. The low cost capacity of Almaden’s internal drilling operations enable the company to advance properties beyond the level which it traditionally has without a great increase in capital expenditure, while exposing shareholders to the possibility of much greater capital gains resulting from a drilling discovery.

These are turbulent times and our expectations are subject to the many risks beyond our control as outlined in our Management Discussion and Analysis and our filings on SEDAR and EDGAR, but we look forward to reporting the results of these 2010 exploration and development plans to you throughout the course of this year. We have built our assets through our skills as prospectors. While our search for new assets never ceases our present properties are at the stage at which potential is high to realise value for all through their development in 2010.

In the meantime I wish you to thank you for your support and a peaceful and prosperous 2010.

Your President,

“Morgan Poliquin”

Morgan Poliquin